UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 333-228127

ALPS ELECTRIC CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alps Electric Co., Ltd.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:	December 6, 2018

December 6, 2018
To all parties concerned

Company name:	Alps Electric Co., Ltd.
Representative:	Toshihiro Kuriyama
Representative Director and President
(Code: 6770, TSE 1st Section)
Inquiries to:	Junji Kobayashi, Senior Manager, Corporate Planning Office
TEL +81-3-5499-8026 (IR Direct)

Announcement Regarding Vice Presidents (Corporate Officers) under the Holding Company Structure

As announced in the press release dated December 5, 2018 titled “Notice Regarding the Approval at the Extraordinary Shareholders’ Meeting Related to the Business Integration (Share Exchange) of Alps Electric Co., Ltd. and Alpine Electronics, Inc., and the Transition to a Holding Company Structure,” on January 1, 2019, concurrently with the share exchange (the “Share Exchange”) taking effect in which Alps Electric Co., Ltd. (“Alps Electric”) will become the wholly owning parent company and Alpine Electronics, Inc. (“Alpine” and, together with Alps Electric, the “Companies”) will become a wholly owned subsidiary, Alps Electric will change its company name to “ALPS ALPINE CO., LTD.,” and the Companies will reorganize into a holding company structure through a business integration.  As announced in the press release dated February 27, 2018 titled “Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company (Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Cancellation of the Company Split of Alps Electric Co., Ltd., Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.),” on January 1, 2019, the date on which the changes take place, Alps Electric will introduce the vice president (corporate officer) system, in which directors supervise the business of ALPS ALPINE CO., LTD. and vice presidents (corporate officers) will be responsible for conducting business operations and management, and where, as a result, management supervision and business execution are separated.

Alps Electric resolved at its board of directors meeting held today to appoint vice presidents (corporate officers) of ALPS ALPINE CO., LTD. and hereby announces them as follows (Note).  A total of 20 vice presidents (corporate officers) were appointed, and their responsibilities were assigned in accordance with their business domains and areas of expertise so as to accelerate business execution in the domains of their own responsibilities.  They will assume the offices of vice president (corporate officer) on the date that the transition to a holding company structure becomes effective, on the condition that the Share Exchange will have taken effect.

Appointed Vice Presidents (Corporate Officers)

Title	Name	Responsibilities
President & CEO (Representative Director)	Toshihiro Kuriyama	ALPS-COO
Senior Executive Vice President (Representative Director)	Nobuhiko Komeya	ALPINE-COO
Executive Vice President (Director)	Takashi Kimoto	CSO, ALPS-Sales & Marketing
Senior Vice President	Yasuo Sasao	CTO, ALPS-New Components and ALPS-Engineering

Senior Vice President	Yoshitada Amagishi	CMO, ALPS-Production
Senior Vice President (Director)	Koichi Endo	Deputy CTO, ALPINE-Research & Development and ALPINE-Engineering
Senior Vice President	Yoji Kawarada	CPO, ALPINE-Production
Vice President	Hitoshi Edagawa	ALPS-Production Engineering and Production
Vice President	Takeshi Daiomaru	ALPS-New Business & Consumer Modules and Components and ALPS-Engineering
Vice President	Akihiko Okayasu	ALPS-Material Control and Production
Vice President	Tetsuhiro Saeki	Information Systems, ALPS-Sales & Marketing
Vice President (Director)	Yoichiro Kega	Corporate Planning, HR & General Affairs, Legal & Intellectual Property, Export & Import Administration
Vice President	Hiroyuki Sato	ALPS-Automotive Modules and ALPS-Engineering
Vice President	Hideo Izumi	ALPS-Automotive New Business and ALPS-Engineering
Vice President	Toshinori Kobayashi	Accounting & Finance
Vice President	Shuji Taguchi	CQO, ALPINE-Quality
Vice President	Yasuhiro Ikeuchi	ALPINE-European Operations
Vice President	Shinji Inoue	ALPINE-Sales & Marketing
Vice President	Koji Ishibashi	ALPINE-Product Design and Engineering
Vice President	Yasushi Motokawa	ALPINE-Chinese Operation

Note:  For the directors, as from the date that the transition to a holding company structure becomes effective, 12 people who had been announced as director candidates in the press release dated April 26, 2018 titled “Announcement Regarding the Candidates for the Directors under the Holding Company Structure” were appointed at the 85th ordinary general meeting of shareholders of Alps Electric held on June 22, 2018.

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies not being able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.